                                                                   Exhibit 99.11

CONTACTS:    Duane Kimble                      Ken Di Paola or Joel Pomerantz
             Baldwin Piano & Organ Company     The Dilenschneider Group
             (513) 754-4647                    (212) 922-0900


                 BALDWIN PIANO SELLS ELEVEN RETAIL PIANO STORES
                           TO BIASCO FOR $4.6 MILLION

                 SALE WILL FURTHER REDUCE DEBT AND SG&A EXPENSES

         Mason, Ohio, March 22, 2001 -- Baldwin Piano & Organ Company (NASDAQ:
BPAO) today announced the $4.6 million sale of eleven retail piano stores -- located in Cincinnati, Atlanta, Indianapolis, Louisville and Lexington -- to an affiliate of Chicago-based Biasco Musical Instrument Company, Baldwin's largest dealer. Net proceeds from the transaction will be used to further reduce outstanding debt.

         The sale includes all retail piano inventories, lease obligations, and a lease of a company-owned retail store in Atlanta. Biasco also agreed to sell only the Baldwin family of products -- Baldwin, Chickering, Wurlitzer, Pianovelle and ConcertMaster -- in these cities. The sale will be recorded in first quarter 2001 as part of continuing operations, along with a pre-tax contingent liability of approximately $250,000 related to certain other potential incentives offered to the buyer.

         Karen L. Hendricks, chairman and chief executive officer of Baldwin said, "For Baldwin, the benefit of operating our own retail stores does not currently outweigh the risk of high fixed expenses and required inventory levels. While our retail stores have enjoyed strong market penetration, their overall performance has not produced an adequate return on investment. We believe that the sale to Biasco, one of the nation's largest and most successful piano retailers, will result in higher sales for Baldwin and reduce our annual SG&A expenses by $4.2 million. This sale is part of our ongoing plan to deleverage Baldwin's balance sheet and restore the company to profitability."

                                     -more-

         Baldwin Piano & Organ Company, the maker of America's best selling pianos, has marketed keyboard musical products for over 140 years.

                                      # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.